Exhibit 99.6

MC Moody
Capital, LLC

December 22, 2009

Mr. Don Bauer, CEO
Secure Luggage Solutions Inc.
2375 East Camelback Rd 5th Floor
Phoenix, AZ 85016

Dear Mr. Bauer,

Moody Capital, LLC and it affiliate Moody Capital Solutions, Inc. (“Moody”) a broker-dealer registered with the Securities and Exchange Commission (“SEC”) and a member in good standing of the Financial Industry Regulatory Authority, Inc., would be pleased to serve as a consultant to Secure Luggage Solutions Inc. (SL) in assisting the Company in attaining a US OTC Bulletin Board listing. The initial terms of the engagement shall be for 120 days on a non-exclusive basis from the date of this agreement.

The Services of Moody

In its role as consultant, Moody shall provide the following services:

●
Serve as a liason to a BD sponsor for the 15C-211 filing with FINRA. Services will include assisting with the application process, gathering the necessary documents, and consulting on any FINRA comment letters.

●
After FINRA approves the common shares of SL to be quoted in the US, Moody Capital will procure at least four additional market maker sponsors to fill out the box and provide reasonable trading spreads.

●	Once listed, Moody Capital will provide and distribute a comprehensive profile report on the company.

●	Moody Capital will arrange a road show luncheon for SL in Atlanta for a period of up to one year after the listing. The road show will include at least 25-30 brokers in attendance.

●
Consult SL on all aspects affecting the US trading of shares, including but not limited to matters such as exchange rule and US regulatory changes, market maker participation, US investor relations sources, and updating ECN portals such as Yahoo, Bloomberg, Marketwatch etc.

Securities offered through Moody Capital Solutions, Inc. Member FINRA/SIPC
208 Summitrail Lane, Dawsonville Georgia 30534
706-216-0180
tmoody@moodycapital.com

Compensation

In connection with the services to be provided, as outlined above, the Company shall pay to Moody fees in the following manner:

●	Upon execution of the agreement, Moody Capital shall receive $3500 USD.

●
Upon receipt of the FINRA letter authorizing the US OTC Bulletin Board listing of Secure Luggage Solutions, Moody Capital shall receive the sum of $3500 and 45,000 shares of restricted common stock of SL.

Notices

Except as otherwise specifically agreed, all notices and other communications made under this agreement shall be in writing and when delivered in person by certified mail-return receipt requested, by recognized commercial carrier or by facsimile transmission, shall be deemed given on the same day if delivered on a business day during normal business hours, or on the first business day following delivery in person or by facsimile outside normal business hours, or on the date indicated on the return receipt requested. All notices sent shall be sent to the representatives of the party to be notified at the addresses indicated respectively below, or at such other addresses as the parties to be notified may from time to time by like notice hereafter specify:

If to the Company:                               Mr. Don Bauer, CEO
Secure Luggage Solutions Inc.
2375 East Camelback Rd. 5th Flr
Phoenix, AZ 85016

If to Moody Capital, LLC.:                  Mr. Timothy Moody, President
208 Summitrail Lane
Dawsonville, GA 30534
404-229-0493
tim@moodycapital.com

Indemnification

The Company and Moody each agree, to the extent allowed under governing law, to indemnify and hold the other party harmless from any claim, demand, suit, loss, or liability which the indemnified party may sustain as a result of the indemnifying party’s breach of its duties to the indemnifying party’s errors or omissions and from the reasonable expenses of the indemnified party, including attorney’s fees, incurred in connection with such claims and damages. As a condition precedent to asserting a right of indemnity, the party seeking indemnification shall have given the indemnifying party timely written notice of the assertion of the claim to which the right of indemnification is claimed to exist.

Representations and Warranties

All communication and information provided by the Company to Moody, whether written or oral, with respect to operations and profitability is true and accurate as at the date of such information. Moody may rely on the accuracy thereof.

The financial statements of the Company as presented to Moody together with the related schedules and notes present fairly the financial position of the Company and the results of its operations and the changes in its financial position at the respective dates and for the respective periods for which they apply; such financial statements have been prepared in accordance with generally accepted accounting principles consistently applied, throughout the periods indicated except as otherwise stated therein.

The Company is not in default, in the performance of any obligation, agreement or condition contained in any debenture, note, loan agreement or other evidence of indebtedness of the Company.  Except with respect to such defaults which have been waived in writing or for which consents have been obtained in writing, the execution and delivery of this agreement and the consummation of the transactions herein contemplated, will not conflict with or result in a breach of any of the terms, conditions or provisions of, or constitute a default under, the certificate of incorporation, as amended, or bylaws of the Company, any note, indenture, mortgage, deed of trust, or other agreement or instrument to which the Company is a party or by which it or any of its property is bound, or any existing law, order, rule, regulation, writ, injunction, or decree of any government, governmental instrumentality, agency or body, arbitration tribunal or court, domestic or foreign, having jurisdiction over the Company or its property.

The Company is duly incorporated and validly existing, is in good standing as a corporation under the laws of Arizona with full corporate power and the authority to own its property and conduct its current business and the Company has full corporate power and authority to enter into this agreement. The Company is duly qualified and in good standing as a foreign corporation in each jurisdiction in which it owns or leases real property or transacts business requiring such qualification, except where the failure to so qualify or to be in good standing would not result in a material adverse effect on the Company.

Confidentiality

In connection with the engagement, Moody shall have access to confidential materials of the Company.  Moody, its shareholders, employees and agents shall keep all such information strictly confidential in whatever form so received, and shall execute a confidentiality agreement if so requested by the Company, and Moody agrees that the Company shall be entitled to equitable and injunctive relief including damages in the event Moody breaches any of its confidentiality obligations to the Company.

Entire Agreement, Governing Law, and Severability

This agreement sets forth the entire understanding of the parties relating to the subject matter hereof and supersedes and cancels any prior communications, understanding and agreements.  This agreement cannot be modified or changed, nor can any of its provisions be waived, except by written agreement executed by both parties hereto.

This agreement shall be governed by and construed in accordance with the laws of the State of Georgia.  The parties hereto agree to submit to arbitration any action or dispute arising under the agreement or any action to enforce the terms hereof.  Such arbitration shall be determined pursuant to the procedure and rules as prescribed and adopted by the Financial Industry Regulatory Authority, Inc. (“FINRA”). If FINRA agrees, one arbitrator shall settle any arbitration between the two parties.

If any term, provision, covenant or restriction contained in the agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restriction contained in the agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

This agreement and the transactions contemplated hereunder are subject to all regulatory acceptance.

Acceptance

Please confirm your acceptance of the foregoing terms of the agreement by signing on behalf of the Company, then returning two (2) executed originals of the agreement to Moody Capital, LLC.

Very truly yours, Moody Capital, LLC

Tim Moody

Timothy C. Moody
President & Managing Principal

I have read the foregoing and hereby agree
to the terms and conditions contained herein
this _____ day of December, 2009.

Secure Luggage Solutions Inc.

By:      /s/Don Bauer
Don Bauer, CEO